Exhibit 99.1

Ninetowns Announces Receipt of “Going Private” Proposal

BEIJING, Oct. 12, 2012 /PRNewswire/ — Ninetowns Internet Technology Group Company Limited (NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that its Board of Directors has received a preliminary non-binding proposal letter, dated October 12, 2012, from certain directors and officers of the Company, including Mr. Shuang Wang, Ms. Min Dong, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Mr. Bolin Wu, Mr. Zhonghai Xu, Mr. Tommy Siu Lun Fork and affiliates of some of these directors and officers (together, the “Consortium Members”), that proposes a “going-private” transaction involving the acquisition of all of the outstanding ordinary shares of the Company not already owned by the Consortium Members at a price per share in the range of US$1.80 to US$2.00 in cash (the “Transaction”). Each American depositary share of the Company represents one ordinary share.

According to the proposal letter, the Consortium Members will form an acquisition vehicle for the purpose of pursuing the Transaction, and the Transaction is intended to be financed with a combination of cash from the resources of the Company, its subsidiaries and the acquisition vehicle to be formed by the Consortium Members, as needed. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s Board of Directors has formed a special committee of independent directors (the “Special Committee”) consisting of Mr. Martin Cheung, Mr. Da Chun Zhang and Mr. Mark Ming Hsun Lee to consider the Transaction. The Special Committee is authorized to retain financial, legal and other advisors to assist it in its review of the Transaction. Paul Hastings LLP is acting as the Company’s U.S. counsel and Ropes & Gray is acting as U.S. counsel to the Consortium Members.

The Company cautions its shareholders and others considering trading in its securities that the Board of Directors has just received the non-binding proposal from the Consortium Members and no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Transaction or any other transaction, except as required under applicable law.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

Ninetowns (NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at ir.ninetowns.com.

Contacts:

Investor Relations (Beijing)

Daisy Wang

IR Manager

Ninetowns Internet Technology Group Company Limited

+86 (10) 6589-9904

daisywang@ninetowns.com

Investor Relations (Hong Kong)

Mahmoud Siddig

Managing Director

Taylor Rafferty

+852 3196-3712

ninetowns@taylor-rafferty.com

Exhibit A

Proposal

October 12, 2012

The Board of Directors

Ninetowns Internet Technology Group Company Limited

Dear Sirs:

We, Shuang Wang (the “Founder”), chief executive officer and a director of Ninetowns Internet Technology Group Company Limited (the “Company”), and certain other directors and officers of the Company as set forth in Appendix I hereto (collectively, the “Consortium Members”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by us in a “going-private” transaction (the “Transaction”). The material terms and conditions related to our proposal and the Transaction are set forth below. We are confident that the Transaction can be closed on a highly expedited basis as outlined in this letter.

1. Consortium.

The Consortium Members have entered into a consortium agreement, dated October 12, 2012 (the “Consortium Agreement”), pursuant to which the Consortium Members will form an acquisition vehicle for the purpose of pursuing the Transaction in the form of a merger of a subsidiary of such acquisition vehicle into the Company with the Company being the surviving entity from the merger, and have agreed to work with each other on an exclusive basis in pursuing the Transaction for the next six months (the “Exclusivity Period”).

The Consortium Agreement also obligates the Consortium Members (i) to vote for the proposed Transaction and not take any action inconsistent with it and (ii) not to transfer any of their respective shares in the Company within the Exclusivity Period. The Consortium Members currently own, in the aggregate, 10,410,165 ordinary shares, or approximately 26.84% of the outstanding shares of the Company (excluding outstanding options and unvested share awards of the Company).

2. Offer Price. We are prepared to acquire all of the outstanding ordinary shares of the Company not already owned by the Consortium Members at a price per share in the range of US$1.80 to US$2.00 in cash (the “Offer”), representing:

•	a premium of 66.7% to 85.2% to the closing price of the Company’s American Depositary Shares (each representing one ordinary share) (the “Closing Price”) on October 11, 2012;

•	a premium of 59.3% to 77.0% to the volume-weighted average Closing Price during the last 30 trading days;

•	a premium of 63.6% to 81.8% to the volume-weighted average Closing Price during the last 3months; and

•	a premium of 60.7% to 78.6% to the volume-weighted average Closing Price during the last 6 months.

Our Offer provides a highly attractive opportunity to the Company’s shareholders to realize superior value. We believe that the Transaction is in the best interest of the Company and its public shareholders and our Offer would be welcomed by them.

3. Process. We recognize that the board of directors of the Company (the “Board”) will evaluate the proposed Transaction independently before it can make its determination to endorse it. Given Shuang Wang and Kin Fai Ng’s involvement in the proposed Transaction, we expect that the Board would establish a special committee of independent directors (the “Special Committee”) to consider the Offer and the proposed Transaction. We also expect the Special Committee to retain independent advisors, including an independent financial advisor, to assist it in its evaluation of the Offer and the proposed Transaction.

In considering our Offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company that are not already owned by the Consortium Members, and that we do not intend to sell our stake in the Company to a third party.

4. Financing. We intend to finance the proposed Transaction with a combination of cash from the resources of the Company, its subsidiaries and the acquisition vehicle to be formed by the Consortium Members, as needed. We are confident that funds, subject to terms and conditions in connection therewith, will be in place by the time the definitive documentation for the Transaction is executed.

5. Due Diligence. We are ready to move expeditiously to complete the proposed Transaction as soon as practicable. We believe that, with the full cooperation of the Company, we can complete our due diligence investigation on a highly expedited basis.

6. Definitive Documentation. We are prepared to promptly negotiate and finalize mutually satisfactory definitive documentation for the Transaction and related transactions. Such documentation will contain terms customary for transactions of similar size and nature, including customary representations and warranties, covenants, termination provisions and closing conditions. We also expect that such documentation would include customary deal protection procedures and provisions. The negotiation of such documentation can be completed in parallel with our due diligence. In this regard, we are preparing a draft merger agreement that we will provide to you shortly.

7. Closing Certainty and Required Approvals. We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the Transaction on an expedited basis. We will make the applicable filings to the relevant governmental authorities with respect to the Transaction under the antitrust laws of the relevant jurisdictions after execution of the definitive documentation (if any is required), and we do not expect that any regulatory approvals will be impediments to the closing of the Transaction.

8. Confidentiality. The Consortium Members will, as required by law, promptly and jointly file a Schedule 13D to disclose their participation in this proposal and the Consortium Agreement. However, we are sure you will agree with us that it is in our mutual interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed definitive documentation or terminated our discussions. Any written news releases by the Company or us pertaining to the proposed Transaction shall be reviewed and approved by the Company and us prior to their release, subject to any requirements of law.

9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest in engaging in the proposed Transaction on the terms and subject to the conditions set forth herein. Our proposal is expressly subject to the satisfactory negotiation and execution of appropriate definitive documentation and the other matters referred to herein. This letter does not constitute a binding commitment and any such binding commitment will only be set forth in the definitive documentation (and no oral agreements will be deemed to exist). Either the Consortium Members, on the one hand, or the Company, on the other hand, may at any time prior to the execution of definitive documentation decide not to pursue the proposed Transaction.

In closing, we would like to express our commitment to working together to bring this proposed Transaction to a successful and timely conclusion. We are available at any time to discuss the terms of our proposal or to respond to any questions that may arise. We look forward to hearing from you.

Sincerely,

/s/ Shuang Wang
Shuang Wang

/s/ Min Dong
Min Dong

Value Chain International Limited

By:

/s/ Min Dong
Name: Min Dong
Title: Director

/s/ Xiaoguang Ren
Xiaoguang Ren

/s/ Kin Fai Ng
Kin Fai Ng

Oriental Plan Developments Limited

By:

/s/ Kin Fai Ng
Name: Kin Fai Ng
Title: Director

/s/ Bolin Wu
Bolin Wu

/s/ Zhonghai Xu
Zhonghai Xu

/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork

APPENDIX I

Consortium Members

(other than the Founder)

Name	Title/Status

• Min Dong	Senior Vice President

• Value Chain International Limited	50% owned by the Founder and 50% owned by Min Dong

• Xiaoguang Ren	President

• Kin Fai Ng	Director, Senior Vice President and Company Secretary

• Oriental Plan Developments Limited	100% owned by Kin Fai Ng

• Bolin Wu	Chief Technology Officer

• Zhonghai Xu	General Manager, Research and Development

• Tommy Siu Lun Fork	Chief Financial Officer